FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  November, 2003

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC

Date: November 24, 2003	/s/ Doug Perkins Doug Perkins

OREZONE RESOURCES INC	For Immediate Release November 12, 2003 Symnbol: ORZ.TSX

NEW HIGH GRADE GOLD ZONE DISCOVERED AT SEGA
Drilling Returns 18gAu/t over 14m

OREZONE RESOURCES INC. (ORZ.TSX) is pleased to announce preliminary results from the Sega project area in Burkina Faso, West Africa. Orezone has a 100% interest in Sega, minus a small NSR to IAMGold. An 8000m Reverse Circulation (RC) drilling program commenced in October 2003 with infill drilling at the previously discovered Bakou and Gambo zones. Orezone intends to calculate the resources of these two zones upon completion of this program. Recent new intersections on the Bakou zone and pending results from the Gambo zone have not been calculated or included in Orezone total resources. This drill program has also investigated new prospective targets within the general vicinity of the Bakou and Gambo zones over an area of 5 sq. km. The RZ prospect, located north west of the Bakou zone and drilled for the first time, returned 9.36 gAu/t (uncut) over 15m from hole BKRC036 and 17.98 gAu/t (uncut) over 14m from Hole BKRC038.

Results:

At the RZ prospect, located 1 km northwest of the Bakou zone, 3 holes were drilled along three sections, 50 metres apart, totaling 239m. The target was a shear-zone hosted, smoky grey quartz vein system, similar in nature to the mineralization at Bakou and Gambo. “We believe the system at the new RZ prospect is much more than a single high grade quartz vein.” Notes Jeff Ackert VP of Exploration and QP for Orezone. “The width of the mineralized zone is reminiscent of that at Gambo and Bakou, only here the grades are much, much higher.” A follow-up program of along strike drilling and deeper drilling is planned in the next phase of work at Sega.

At the Bakou Zone, infill drilling was completed over a 500m section of the gold mineralized structure. Thirteen holes were drilled for a total of 1034m. Results indicate that the zone consists of a 15m to 25m wide halo as defined by a 0.5 gAu/t cut-off with a higher-grade central core between 5m and 9m in width. Hole BKRC022 returned 23m of 1.65 gAu/t including a core section of 5m at 5.80 gAu/t. (See table below and plan map)

So far, 3500m of the planned 8000m program has been completed at Sega. Results from the first 16 holes have been returned. The remainder of the results, including infill drilling at Gambo, are expected before the end of November. The drill has been sent to Orezone’s 100% owned Bondi project in order to define the newly discovered North Zone and to test for possible extensions within the surrounding 4km long surface gold anomaly. Drilling will continue at Bondi up to early December as part of an 8000m RC program. Thereafter, the drill will return to Sega to follow up the remaining targets and will continue with more infill drilling.

The Sega and Bondi projects each have the capacity to host an open-pittable gold resource of 500,000 to 1,000,000 ounces and Orezone intends to test this model with the current drill programs by the end of the year. If a scoping study indicates sufficient resources for production, Orezone will push either of these projects to pre-feasibility in 2004. Orezone has sufficient funds to carry out its planned exploration programs and potential feasibility studies.

Orezone is a Canadian-based, emerging gold producer focused on the discovery and development of gold deposits in West Africa.

Orezone Resources Press Release, November 11, 2003

Summary Table of Results from the Bakou Zone and RZ prospect, Sega Project, Burkina Faso.

Hole	Zone	From	To	Length	Grade gAu/t (uncut)	Grade gAu/t (cut 509 30gAu/t)

BKRC022	Bakou	25	48	23	1.65
including		40	45	5	5.80
BKRC022		57	60	3	1.31

BKRC023	Bakou	17	30	13	2.19
including		21	30	9	2.93
BKRC023	Bakou	49	55	6	0.66

BKRC025	Bakou	43	51	8	3.52
including		43	48	5	5.19

BKRC027	Bakou	55	75	20	1.38
including		55	60	5	2.75

BKRC028	Bakou	40	47	7	1.32
BKRC028	Bakou	60	65	5	1.11
BKRC028	Bakou	75	79	4	1.69

BKRC030	Bakou	22	61	39	1.09
including		38	42	4	3.47

BKRC033	Bakou	34	59	25	1.87
including		36	46	10	3.60
BKRC033	Bakou	68	73	5	1.59

BKRC034	Bakou	19	26	7	2.48

BKRC036	RZ	31	46	15	9.36	6.23
including		31	34	3	28.00	13.77
and		42	45	3	15.96	14.54

BKRC038	RZ	19	33	14	17.98	5.36
including		29	32	3	60.20	16.04
BKRC038	RZ	42	48	6	2.35

Note: Samples were collected every 1m down the hole analyzed using a 2kg bottle roll cyanide leach at the Transworld Laboratory in Tarkwa, Ghana, an internationally recognized laboratory. A minimum of 5% of the samples is for QA/QC, which include duplicates, triplicates, standards and blanks. The program was carried out under the supervision of Jeffrey Ackert, VP Exploration, and qualified person for Orezone.

For further information please contact:
Ron Little, President & CEO
Orezone Resources Inc.
174 Cobourg St., Suite 201, Ottawa Ontario Canada K1N 8H5 tel 613 241 3699 fax 613 241 6005
info@orezone.com      www.orezone.com